February 14, 2019

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Amendment No. 2 to Registration Statement on Form S-3
           Filed January 3, 2019
           File No. 333-226111

Dear Mr. Chang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 18, 2018 letter.

Amendment No. 2 to Form S-3

About Riot Blockchain
Development of a U.S.-based Digital Currency Exchange, page 4

1. We note your statement in the last sentence of the third paragraph on page 7 that investors should not assume any incorporated information is correct on any date after the date of the applicable document. Please revise this disclosure to reflect your obligation to describe any and all material changes in your affairs that have occurred since the end of the latest fiscal year and which have not been described in a report on Form 10-Q or Form 8-K.
       Refer to Item 11 of the Form S-3.
 Robby Chang
Riot Blockchain, Inc.
February 14, 2019
Page 2

       Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any questions.



                                                        Sincerely,
FirstName LastNameRobby Chang
                                                        Division of Corporation
Finance
Comapany NameRiot Blockchain, Inc.
                                                        Office of Healthcare &
Insurance
February 14, 2019 Page 2
cc:       William Jackman
FirstName LastName